



ActivCare
At
Bressi Ranch
Residential Memory Care

December 9, 2011

VIA FEDERAL EXPRESS AND FACSIMILE

David Link, Esquire
Jay Williamson, Esquire
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: ActivCare at Bressi Ranch, LLC (the "Issuer")
File No. 24-10299

Dear Mr. Link and Mr. Williamson:

The Issuer hereby withdraws its request dated December 7, 2011 for acceleration of qualification of its offering statement on Form 1-A (File No. 24-10299).

Very truly yours,

ACTIVCARE AT BRESSI RANCH, LLC

By: Income Property Group,
Its: Manager

By: [signature]
W. Major Chance
Its: Chief Executive Officer

9619 Chesapeake Drive, Suite 103 • San Diego, CA 92123
Phone: 858 565-4424 • Fax: 858 565-1508